SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notifications by Scottish Power plc on Schedule 5, regarding blocklisting six monthly return.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 1, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority Financial Services Authority 25, The North Colonnade Canary Wharf London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Sharesave Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,925,337 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

1,925,337 ordinary shares of 50p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

40,000,000 + 10,000,000 + 2,000,000 = 52,000,000 ordinary shares of 50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,863,518,172 ordinary shares of 50p each

Contact for queries

Name	Donald McPherson

Address	Scottish Power plc Avondale House, Phoenix Crescent Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396413

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Executive Share Option Scheme

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

167,563 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

167,563 ordinary shares of 50p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,600,000 ordinary shares of 50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,863,518,172 ordinary shares of 50p each

Contact for queries

Name	Donald McPherson

Address	Scottish Power plc Avondale House, Phoenix Crescent Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396413

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

PacifiCorp Stock Incentive Plan

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,035,816 ordinary shares

5. Number of shares issued / allotted under scheme during period:

2,577,848

6. Balance under scheme not yet issued / allotted at end of period

1,957,968

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,000,000 + 1,500,000 (listed on 7 September 2004) = 5,500,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,863,518,172

Contact for queries

Name	Donald McPherson

Address	Scottish Power plc Avondale House, Phoenix Crescent Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396413

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Employee Share Ownership Plan

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,227,410 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

1,401,401

6. Balance under scheme not yet issued / allotted at end of period

826,009

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,000,000 + 5,000,000+5,000,000 = 13,000,000 ordinary shares of 50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,863,518,172 ordinary shares of 50p each

Contact for queries

Name	Donald McPherson

Address	Scottish Power plc Avondale House, Phoenix Crescent Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396413

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

Scottish Power plc

2. Name of scheme

Pursuant to conversion of the US$7,000,000,000 Step-up Perpetual Subordinated Guaranteed Convertible Bonds of Scottish Power Finance (Jersey) Limited

3. Period of return:

From	1 April 2004	To	30 September 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

90,706,000 ordinary shares of 50p each

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

90,706,000 ordinary shares of 50p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

90,709 admitted on 14 July 2003 + 90,615,291 admitted on 23 July 2003 = 90,706,000 ordinary shares of 50p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,863,518,172 ordinary shares of 50p each

Contact for queries

Name	Donald McPherson

Address	Scottish Power plc Avondale House, Phoenix Crescent Strathclyde Business Park, Bellshill, ML4 3NJ

Telephone	01698 396413

Person making the return

Name	Donald McPherson

Position	Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.